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                          October 21, 2020

       Paula Ragan, Ph.D.
       Chief Executive Officer
       X4 Pharmaceuticals, Inc
       61 North Beacon Street, 4th Floor
       Boston, MA 02134

                                                        Re: X4 Pharmaceuticals,
Inc
                                                            Registration
Statement on Form S-3
                                                            Filed October 19,
2020
                                                            File No. 333-249544

       Dear Dr. Ragan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Daniel I. Goldberg,
Esq.